                                    June 2, 1999



VIA EDGAR
----------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street,  N.W.
Washington, D. C.  20549

     Re:  Northern Trust Corporation
          Registration Statement on Form S-3
          Registration No. 333-45203
          -----------------------------------------


Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Northern Trust Corporation (the "Corporation") hereby requests the withdrawal of its registration statement on Form S-3 (Registration No. 333-45203) (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") on January 28, 1998, as amended by pre-effective amendment no. 1 thereto filed on March 18, 1998.

     The Corporation initially filed the Registration Statement to register 250,000 shares of its common stock covering the exercise of transferable nonqualified stock options granted to participants under the Corporation's Amended 1992 Incentive Stock Plan (the "Plan"). Although the Corporation had previously registered Plan shares on Form S-8 registration statements, Form S-8 was not available at that time for transferable stock options (other than options transferable by the laws of descent and distribution). Following the Corporation's filing of the Registration Statement in January 1998, the Commission proposed amendments to Form S-8 in February 1998 expanding the scope of Form S-8 to cover certain transferable stock options (Release No. 33-7506; February 17, 1998). The Commission adopted these amendments to Form S-8 in February 1999 (Release No. 33-7646; February 25, 1999). As a result of the Form S-8 amendments, the Corporation's current Form S-8 is now deemed to cover stock option exercises and subsequent sales by permitted transferees under the Plan. Accordingly, the Corporation no longer has any need to proceed with the registration of shares under the Registration Statement and, therefore, is requesting the withdrawal of the Registration Statement.

Securities and Exchange Commission
June 2, 1999
Page Two


     Please acknowledge your consent to the Corporation's request by entering an order for the withdrawal of the Registration Statement in the Commission's file for the Registration Statement.

     If you have any questions regarding this application for the withdrawal of the Registration Statement, please call me at (312) 444-3716.


                              Very truly yours,



                              /s/ PETER L.ROSSITER
                              -----------------------------------
                              Peter L. Rossiter
                              Executive Vice President and
                                General Counsel
                              (Agent for Service named
                                in the Registration Statement)



cc:  Todd Schiffman
     Donald A. Walker, Jr.